NO ACT

PE
2-2-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10011701

March 31, 2010



Received SEC
MAR 3 1 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-10

Michael Hyatte
Sidley Austin LLP
1501 K Street, N.W.
Washington, DC 20005

Re: Raytheon Company
Incoming letter dated February 2, 2010

Dear Mr. Hyatte:

This is in response to your letters dated February 2, 2010 and February 17, 2010 concerning the shareholder proposal submitted to Raytheon by Ray T. Chevedden. We also have received letters on the proponent's behalf dated February 12, 2010, February 25, 2010 and March 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated February 2, 2010

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding to the extent permitted by law.

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(3). Based on the arguments presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

February 17, 2010

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company Shareholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), in relation to a shareholder proposal on the topic of the ability of shareholders to act by written consent (the "Proposal") submitted to the Company by Mr. Ray T. Chevedden (the "Proponent"), who has appointed John Chevedden (the "Proponent's Representative") to act on his behalf. We have previously submitted to the staff of the Division of Corporation Finance (the "Staff") a letter (the "No-Action Request Letter") requesting, on behalf of the Company, confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from the proxy materials for its 2010 Annual Meeting of Stockholders. This letter addresses points raised in a letter (the "Response Letter") from the Proponent's Representative to the Company, which was received after the submission of the No-Action Request Letter. The Response Letter is attached as Exhibit A.

As explained in the No-Action Request Letter, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because its meaning is so unclear as to be materially misleading. In particular, the Proposal is unclear with respect to (i) whether it would apply to preferred stock, and (ii) its impact on certain Company voting standards.

In support of his contention that the Staff should not concur in the Company's request for no-action relief, the Proponent's Representative notes the following:

> "The [C]ompany does not have preferred stock. The [C]ompany does not disclose whether it ever had preferred stock. The [C]ompany does not disclose why it does not have preferred stock for the number of years or decades that it has not had preferred stock."

These points may be factually accurate, but they are entirely irrelevant. Whether the Company has previously issued preferred stock, or why it does not now have preferred stock, has no bearing at all on whether the meaning of the Proposal is so unclear as to be materially misleading.

The Response Letter also contends that the Company's certificate of incorporation (the "Charter") anticipates "that if ever there was preferred stock...it would have no voting rights." This is flatly incorrect. The Charter clearly contemplates that whether preferred stock has voting rights is entirely within the discretion of the Company's board of directors. Article IV, Section 3(j) provides that "[t]he authority of the Board with respect to each series shall include, but not be limited to, determination of the following....(j) the voting rights, if any, of the holders of shares of the series." Proponent's Representative is simply incorrect in his assertion that the words "if any" imply that the preferred shares could not have voting rights.

Finally, the Response Letter notes that the Proposal "uses the word 'permit' and adds 'to the extent permitted by law.'" This, too, is entirely irrelevant. The Company does not seek no-action relief under Rule 14a-8(i)(2). The Company does not assert that the Proposal violates Delaware law. It asserts instead that the Proposal is vague and indefinite, and thus materially misleading, because it is entirely unclear as to what its effects will be even within the confines of Delaware law. The "savings" language included in the Proposal is simply irrelevant to this analysis.

Thus, the Company respectfully requests that the Staff grant the Company no-action relief for the reasons set forth in the No-Action Request Letter. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012.

Very truly yours,



Michael Hyatte
Sidley Austin LLP

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ray T. Chevedden's Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent Topic

Ladies and Gentlemen:

This responds to the February 2, 2010 request to block this rule 14a-8 proposal.

The company does not have preferred stock. The company does not disclose whether it ever had preferred stock. The company does not disclose why it does not have preferred stock for the number of years or decades that it has not had preferred stock.

Plus the Charter seems to anticipate that if ever there was preferred stock that it would have no voting rights (emphasis added):
Section 3. Preferred Stock. ...
The authority of the Board with respect to each series shall include, but not be limited to, determination of the following: ...
(j) the voting rights, **if any**, of the holders of shares of the series.

The text of this proposal is clear (emphasis added):
"RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to *permit* shareholders to act by the written consent of a majority of our shares outstanding *to the extent permitted by law.*"

The above text uses the word "permit" and adds "to the extent permitted by law."

And written consent and its voting requirements seem to be well understood under Section 228(a) of the DGCL:
§ 228. Consent of stockholders or members in lieu of meeting.
(a) Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, **if** a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an

officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
James Marchetti <James_g_marchetti@raytheon.com>

Article IV.
Capital Stock

Section 3. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution from time to time for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to tim the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c) whether dividends, if any, shall be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(d) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates or the method of determining the date or dates upon which such dividends shall be payable;

(e) the price or prices (or method of determining such price or prices) at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events, if any;

(f) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(g) the amount payable out of the assets of the Corporation to the holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h) provisions, if any, for the conversion or exchange of the shares of such series, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock, or any other security, of the Corporation, or any other corporation or other entity, and the price or prices or rate or rates of conversion or exchange and any adjustments applicable thereto, and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series, if any; and


(j) the voting rights, if any, of the holders of shares of the series.

[RTN: Rule 14a-8 Proposal, December 28, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" on executive pay – $24 million for our CEO William Swanson.

Our company failed to disclose specific performance targets for our executives under the annual incentive plan. Our executives had "double dipping" – being paid twice for achieving the same performance metric. Our CEO William Swanson received restricted stock of nearly $11 million in 2008 which provided rewards whether our stock price was up or down. Mr. Swanson received $4.7 million in a pension increase. Compare Mr. Swanson's pension to the pensions of our senior non-management employees.

In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character prior to 2009.

Vernon Clark, Frederic Poses and William Spivey, the directors who were 100% of the membership of our executive pay committee, each received more than 18% in against votes. Compare this 18% in against-votes to the only 2% received by some of our directors. Furthermore, Vernon Clark and Frederic Poses were still assigned to be 50% of our audit committee.

We had no shareholder right to cumulative voting, to act by written consent, to call a special meeting, to vote on executive pay or an independent board chairman. Shareholder proposals to address all or some of these topics received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Ray T. Chevedden's Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent Topic

Ladies and Gentlemen:

This responds to the February 2, 2010 request, supplemented February 17, 2010, to block this rule 14a-8 proposal.

The company provided no precedent of the blockage of any rule 14a-8 proposal on any topic whatsoever attributed to the text not addressing preferred stock of which there was none.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
James Marchetti <James_g_marchetti@raytheon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Ray T. Chevedden's Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent Topic

Ladies and Gentlemen:

This responds to the February 2, 2010 request, supplemented February 17, 2010, to block this rule 14a-8 proposal.

The attached March 17, 2010 Staff letter does not concur with The McGraw-Hill Companies, Inc. attempt to block a Written Consent proposal in regard to preferred shares.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
James Marchetti <James_g_marchetti@raytheon.com>



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 17, 2010

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated March 5, 2010

Dear Mr. Stein:

This is in response to your letters dated March 5, 2010 and March 8, 2010 concerning the shareholder proposal submitted to McGraw-Hill by Kenneth Steiner. We also have received letters on the proponent's behalf dated March 7, 2010 and March 8, 2010. On February 24, 2010, we issued our response expressing our informal view that McGraw-Hill could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reverse our position. In addition, we are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(2). In our view, implementation of the proposal would not require McGraw-Hill to deny holders of preferred shares the right to vote as a separate class. Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

BEIJING
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FOUNDED 1866

1934 Act/Rule 14a-8

February 2, 2010

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company – Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Raytheon's intent to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting" and such materials, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") and received by Raytheon on December 28, 2009. The Proponent has requested that all communications be directed to John Chevedden. Raytheon requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Raytheon excludes the Proposal from its 2010 Proxy Materials for the reasons outlined below.

Raytheon intends to file its definitive proxy materials for its 2010 Annual Meeting on or about April 26, 2010. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

THE PROPOSAL

The Proposal includes the following:

"RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite, and thus materially misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy solicitation materials...." The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

In this case, the Proposal is vague and indefinite, and thus materially misleading, for at least the two reasons set forth below. As a result, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

1. *It is unclear as to which classes of "shareholders" the Proposal would apply.*

The Proposal refers to "shares" and "shareholders." The Proposal is not clear, however, as to whether it applies to preferred stock. Article IV of the Company's certificate of incorporation (the "Charter") gives the Company's board of directors (the "Board") the authority to issue series of preferred stock with such designations, relative rights, preferences and limitations as the Board determines.[1] The preferred stock that may be issued pursuant to Article IV can have rights that are entirely distinct from the rights of holders of the Company's common

[1] Relevant sections of the Charter are attached as Exhibit B.

stock, a fact as to which many shareholders are highly likely to be unaware. The ability to issue preferred stock is important in that it allows the Board to quickly and efficiently raise capital for the Company with customized instruments that are responsive to market conditions.

The impact the Proposal would have on the Company's ability to issue preferred stock, however, is entirely unclear and depends on how the Proposal is interpreted. The Proposal calls for "shareholders" to have the right to "act by the written consent of a majority of our shares." If the reference to shareholders here is meant to refer only to holders of the Company's common stock then the Proposal, if adopted, would presumably have no impact on the manner in which the Company may issue preferred stock. It is not entirely clear, however, that this is how the Proposal should be read. The Proposal uses the term "shares" without any reference to voting power, classes, or series of shares.[2] Is the intention, therefore, to encompass all holders of "shares" at any given time, without regard to class? If this is the case, the Company would not be permitted to issue preferred stock at all, or at least would not be able to issue preferred stock that does not vote with the Company's common stock. This result is inconsistent with the Charter. If the Proposal is interpreted in this manner it would require that the Charter be amended.

The resolution of this interpretative question is critical to the understanding of the scope of the Proposal. It is not possible to resolve the question from the face of the Proposal. Given this, it would also not be possible to be certain that the shareholders had a clear understanding of what they were being asked to vote upon. For this reason alone, the Proposal is excludable under Rule 14a-8(i)(3).

2. *What impact is the Proposal intended to have on vote standards?*

As noted above, the Proposal would require that "our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law." While on its face this seems like a reasonably straightforward request, a closer analysis shows that the Proposal does not merely request that the Board begin to take the steps necessary in order to give shareholders a right to act by written consent. The Proposal also requests a specific vote standard, namely that the holders "of a majority of our shares outstanding" be able to act by written consent.

This vote standard is, however, flatly inconsistent with the vote standard that currently applies. The vote currently required for approval of a matter other than the election of directors is the affirmative vote of the holders of a majority of the shares of the Company's common stock that are represented in person or by proxy and entitled to vote on the matter, which is the default standard under Delaware law. By contrast, the standard for the election of directors in

[2] Proponent's other proposals demonstrate an awareness of the distinction between different classes of shares. In this case, his use of "shares," rather than "common shares" is a deliberate choice of a broader term. *Cf. Eastman Chemical Co.* (January 6, 2010) (requesting holders of 10% of the company's "outstanding *common* stock" be given the power to call a special shareholders meeting) (emphasis supplied).

uncontested elections is the increasingly common standard that the director must receive the affirmative vote of a majority of the votes cast. The Proposal, however, requests that the Board take the steps necessary to grant to shareholders the right "to act by the written consent *of a majority of our shares outstanding.*" The clash between the vote standard requested by the Proposal and the vote standards that would otherwise be applicable highlights a significant uncertainty regarding the intended scope of the Proposal.

Should the Proposal be read so that the vote standard embedded in the Proposal is intended to apply only with respect to actions by written consent? If that is the intention, then adoption of the Proposal would result in the incongruous result that different vote standards would apply depending on the manner in which stockholders take action. But this is not the only reading of the Proposal. Should the Proposal instead be read as being intended to change the Company's vote standard in all instances? If this is the correct interpretation, then implementation of the Proposal would result in a broad change to the manner in which stockholders take action and would require amendment to a number of provisions of the Company's bylaws. The Proposal is simply not clear in this regard.

To highlight the confusion that would be created were the Proposal to be adopted, consider the example of a written consent action to elect directors. If the Proposal were to be adopted and such an action were to come before shareholders, what vote standard would apply? Would the "majority of votes cast" standard already set forth in the bylaws apply, because this would involve the election of directors? Or would a "majority of shares outstanding" standard apply because the action was by written consent? It would be impossible to resolve this interpretative question on the basis of the language in the Proposal.

* * *

As a result of these ambiguities, the Company's shareholders will not know exactly what they are voting to approve, and any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. In voting on the Proposal, the Company's shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Retirement System v. Brunswick Corp.*, 789 F.Supp. 144, 146 (S.D.N.Y. 1992); *see also Capital One Financial Corp.* (February 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued its shareholders "would not know with any certainty what they are voting either for or against"). Given this, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

CONCLUSION

Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(3), the Company requests your concurrence that the entire Proposal may be excluded from Raytheon's 2010 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012.

Very truly yours,



Michael Hyatte
Sidley Austin LLP

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1997

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451

Dear Mr. Swanson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden 11-08-09

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332
James Marchetti <James_g_marchetti@raytheon.com>
Senior Counsel
PH: 781-522-5834

[RTN: Rule 14a-8 Proposal, December 28, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" on executive pay – $24 million for our CEO William Swanson.

Our company failed to disclose specific performance targets for our executives under the annual incentive plan. Our executives had "double dipping" – being paid twice for achieving the same performance metric. Our CEO William Swanson received restricted stock of nearly $11 million in 2008 which provided rewards whether our stock price was up or down. Mr. Swanson received $4.7 million in a pension increase. Compare Mr. Swanson's pension to the pensions of our senior non-management employees.

In the scandal regarding William Swanson's book, "Swanson's Unwritten Rules of Management," Mr. Swanson appeared to have plagiarized many of the rules. This raised fundamental concerns about Mr. Swanson's judgment and character prior to 2009.

Vernon Clark, Frederic Poses and William Spivey, the directors who were 100% of the membership of our executive pay committee, each received more than 18% in against votes. Compare this 18% in against-votes to the only 2% received by some of our directors. Furthermore, Vernon Clark and Frederic Poses were still assigned to be 50% of our audit committee.

We had no shareholder right to cumulative voting, to act by written consent, to call a special meeting, to vote on executive pay or an independent board chairman. Shareholder proposals to address all or some of these topics received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Certificate of Incorporation

Article IV.
Capital Stock

Section 3.

Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution from time to time for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b)the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c) whether dividends, if any, shall be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(d) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates or the method of determining the date or dates upon which such dividends shall be payable;

(e) the price or prices (or method of determining such price or prices) at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events, if any;

(f) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(g) the amount payable out of the assets of the Corporation to the holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h) provisions, if any, for the conversion or exchange of the shares of such series, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock, or any other security, of the Corporation, or any other corporation or other entity, and the price or prices or rate or rates of conversion or exchange and any adjustments applicable thereto, and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series, if any; and

(j) the voting rights, if any, of the holders of shares of the series.